Notice of
Annual and Special
General Meeting
of Shareholders
&
Management
Information Circular

TO BE HELD MAY 28, 2003

NovaGold Resources Inc.
Suite 405 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6
Tel: 604-669-6227
Fax: 604-669-6272

Website: www.novagold.net

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

               THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. ("Corporation") for use at the Annual and Special General Meeting of Shareholders of the Corporation to be held at the Hyatt Regency Vancouver, 655 Burrand Street, Vancouver, British Columbia, at 1:00 p.m. (Vancouver time) on Wednesday, May 28, 2003 (the "Meeting") or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Corporation at nominal cost, and all costs thereof will be paid by the Corporation. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Information Circular is current as at March 31, 2003.

               The Board of Directors of the Corporation has fixed the record date for the Meeting as the close of business on April 8, 2003 ("Record Date"). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Patterson Palmer, the Corporation's legal counsel, at 5151 George Street, Suite 1700, Halifax, Nova Scotia, B3J 2N9, Attention: Janice A. Stairs. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

               Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

               The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Corporation. Each Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person's name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Corporation. In any case, a Shareholder must deliver the completed proxy to the Corporation:

(a)
by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 1465 Brenton Street, 5th Floor, Box 36012, Halifax, Nova Scotia, B3J 3S9, for receipt not later than Monday, May 26, 2003, at 1:00 p.m. (Vancouver time) and 5:00 p.m. (Halifax time); or

(b)
by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Monday, May 26, 2003, at 1:00 p.m. (Vancouver time) and 5:00 p.m. (Halifax time).

               A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Corporation's legal counsel, Patterson Palmer, 5151 George Street, Suite 1700, Halifax, Nova Scotia, B3J 2N9, Attention: Janice Stairs, or with the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 1465 Brenton Street, 5th Floor, Box 36012, Halifax, Nova Scotia, B3J 3S9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof and upon either of such deposits the proxy is revoked. A

Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

Exercise of Proxies

               Where a choice is specified, the Common Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or any ballot that may be called. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Corporation.

Voting Shares and Principal Holders Thereof

               As at March 31, 2003, the Corporation has outstanding 42,634,211 Common Shares without nominal or par value. Each of such shares is entitled to one vote.

               To the knowledge of the directors and senior officers of the Corporation, the following is the only person or company which beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of the Corporation as of March 31, 2003.

Name & Address	Designation of Class	Number of Securities	Percentage of Class
Sprott Asset Management Inc. 200 Bay Street, Suite 3450 Royal Bank Plaza, South Tower Toronto, Ontario M5J 2J2	Common	5,375,492(1)	12.61%

(1)	This amount represents the number of common shares over which Sprott Asset Management Inc. exercises control or directly, on behalf of accounts fully managed by it.

ELECTION OF DIRECTORS

               According to the Articles of Association of the Corporation, the Board of Directors shall consist of not less than one nor more than 10 persons, such number within that range to be determined by resolution of the Directors of the Corporation. The Board of Directors has presently determined that the business of the Corporation may properly be conducted by a Board of Directors consisting of six Directors. The persons nominated in the list which follows are, in the opinion of Management, well qualified to direct the Corporation's activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Corporation or until his successor is duly appointed.

               Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted for the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the directors.

Name and Address	Present Positionin the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned as of March 31, 2003 (4)
George Brack(1) Vancouver, British Columbia	Director	President of Macquarie North America Ltd.	2001	Nil
Gerald J. McConnell(2) Kings County, Nova Scotia	Director	President and Chief Executive Officer of Etruscan Resources Inc.	1984	319,407 0.01%
Cole McFarland(2) Fallbrook, California	Director	Principal of McFarland & Associates	2001	1,000 0.00%
Clynton Nauman(1) (3) Blaine, Washington	Director	Chief Executive Officer of Asset Liability Management Group ULC	1999	Nil
Rick Van Nieuwenhuyse Los Gatos, California(3)	President, CEO and Director	President and Chief Executive Officer of the Corporation	1999	952,313 2.23%
James Philip Vancouver, British Columbia	New Nominee	Managing Partner of Morgan & Co., Chartered Accountants	N/A	Nil

(1)	Member of the Audit and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Technical Committee.
(4)	The information as to shareholdings has been furnished by the respective nominees as at March 31, 2003.

George Brack

Mr. Brack is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions.

Cole McFarland

Mr. McFarland is Principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United Sates and the Philippines with extensive experience in Alaska. Mr. McFarland was President and CEO of Placer Dome US from 1987 until his retirement in July of 1995. During that period Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome Group of companies. Mr. McFarland is also a Director of Bema Gold Corp.

Gerald J. McConnell, Q.C.

From December 1984 to January 1998, Mr. McConnell held the position of President of the Company. From January 1998 to May 1999, Mr. McConnell held the positions of Chairman and Chief Executive Officer. Mr. McConnell is also the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., of which he has also been a director since June 1990. Gerald McConnell was called to the Bar in the Province of Nova Scotia in 1971 and became a partner in the law firm of Patterson Palmer, Halifax Regional Municipality, Nova Scotia, in 1978. In 1987 Mr. McConnell took an indefinite leave of absence from the partnership in order to devote his attention to the Company and Etruscan Resources Inc.

Clynton R. Nauman

Mr. Nauman is the Chief Executive Officer of Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, a position he has held since February 1998. Previously Mr. Nauman was the General Manager of Kennecon Minerals from 1993 to 1998. Mr. Nauman has twenty-five years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James Philip, CA

Mr. Philip joined Morgan & Company in May 1980 and became a partner in June 1981 and managing partner in August 1993. Mr. Philip has over twenty-five years public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provides his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Rick Van Nieuwenhuyse, MSc

Mr. Van Nieuwenhuyse joined NovaGold Resources Inc. as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May of 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to the company. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

STATEMENT OF EXECUTIVE COMPENSATION

               The summary compensation table below sets out information for the Corporation's fiscal years ended November 30, 2000, November 30, 2001 and November 30, 2002 for:

(i)	the Chief Executive Officer;
(ii)	the Vice President, Corporate Development;
(iii)	the Vice President, Exploration;
(iv)	the Land and Asset Manager; and
(v)	the Senior Resource Estimation Manager,

(collectively, the "Named Executives Officers"). The Named Executive Officers are the only executive officers of the Corporation who received or were entitled to receive annual remuneration of $100,000 or greater during the fiscal periods noted. The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

All amounts in Canadian Dollars:

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
		Salary ($)(1)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Rick Van Nieuwenhuyse, President and CEO	2000 2001 2002	141,750 173,095 198,870	Nil Nil Nil	24,448(2) 39,962(3) 245,346(5)	100,000 275,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil 53,318(4) Nil
Gregory Johnson, Vice President, Corporate Development	2000 2001 2002	125,880 130,900 133,484	Nil Nil Nil	Nil Nil Nil	50,000 100,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Philip St. George, Vice-President, Exploration	2000 2001 2002	119,065 123,395 147,304	Nil Nil Nil	Nil Nil Nil	50,000 100,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Prevost, Senior Resource Estimation Manager	2001 2002	37,062(6) 113,069	Nil Nil	Nil Nil	25,000 25,000	Nil Nil	Nil Nil	Nil Nil
Mitchell Erickson, Land & Asset Manager	2000 2001 2002	34,555 105,670 109,728	Nil Nil Nil	Nil Nil Nil	Nil 25,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	The salary figures represent gross salaries before deductions.
(2)	The 2000 amount is comprised of a car allowance aggregating $9,867, school tuition of $3,399 and an interest-free loan benefit of $l1,182.
(3)	The 2001 amount is comprised of a car allowance aggregating $7,796, school tuition of $11,481 and an interest-free loan benefit of $l1,182.
(4)	The 2001 amount is comprised of voluntarily deferred salary for the period May 2000 to May 2001 which was paid during fiscal 2001.
(5)
The 2002 amount is comprised of a car allowance aggregating $16,762, school tuition of $5,936, and an interest free loan benefit of $12,563, plus an amount equal to $210,085. On May 29, 2002, the Corporation repaid a share loan made by Mr. Van Nieuwenhuyse to the Corporation during fiscal 2002. The Corporation also paid Mr. Van Nieuwenhuyse the sum of $210,085 to compensate Mr. Van Nieuwenhuyse for tax liabilities which he incurred as a result of the Corporation paying cash to settle its obligations under the share loan rather than delivering common shares of the Corporation.

(6)	Mr. Prevost commenced his employment with the Corporation in August 2001.

Option Grants During the Most Recently Completed Financial Year

Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities UnderlyingOptions/SARs on the Date of Grant ($/Security)	Expiration Date (MM/DD/YY)
Rick Van Nieuwenhuyse	75,000(1)	6.0%	$4.35	$4.35	May 22, 2012
Gregory Johnson	50,000(1)	4.0%	$4.35	$4.35	May 22, 2012
Philip St. George	50,000(1)	4.0%	$4.35	$4.35	May 22, 2012
Robert Prevost	25,000(1)	2.0%	$4.35	$4.35	May 22, 2012
Mitchell Erickson	0	N/A	N/A	N/A	May 22, 2012

(1)	These options were granted by the Corporation on May 23, 2002.

Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

               The Named Executive Officers acquired Common Shares of the Corporation pursuant to the exercise of stock options during the fiscal year ended November 30, 2002. The value of unexercised in-the-money options at fiscal year end is the difference between the fair market value of the Common Shares on November 30, 2002 (the last trading day prior to fiscal year end which was $4.52) and the exercise price of the options.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at Nov 30, 2002 (#) Exercisable Unexercisable	Value of Unexercised In-the-Money Options/SARs at Nov 30, 2002 ($) Exercisable Unexercisable
Rick Van Nieuwenhuyse	250,000	$797,500	800,000 Nil	$2,584,750 Nil
Gregory Johnson	250,000	$836,500	100,000 Nil	$145,500 Nil
Philip St. George	250,000	$776,500	100,000 Nil	$145,500 Nil
Mitchell Erickson	Nil	Nil	25,000 Nil	$104,250 Nil

Employment Contracts

               Pursuant to an employment contract with the Corporation effective May 1, 1999, Mr. Van Nieuwenhuyse is employed by the Corporation for a term ending on April 30, 2004. The contract will automatically be extended for a further three-year period unless the Corporation or Mr. Van Nieuwenhuyse give notice to terminate.

               The employment contract provides that if employment is terminated in the event of just cause, the Corporation will pay Mr. Van Nieuwenhuyse an amount equal to one month for every full or partial year of employment. For purposes of this clause Mr. Van Nieuwenhuyse's employment is deemed to have commenced May 1, 1999. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Corporation for a period of not less than six months, the Corporation may terminate the employment contract upon two months written notice or payment in lieu thereof and thereafter the Corporation is obliged to pay 50% of the salary to which Mr. Van Nieuwenhuyse would otherwise be entitled for the balance of the term of the employment contract. In the event of the death of Mr. Van Nieuwenhuyse, the Corporation may terminate the employment contract upon payment of two month's salary and the Corporation is obliged to pay Mr. Van Nieuwenhuyse's estate 50% of the salary to which he would otherwise be entitled for the balance of the term of the employment contract

               In the event of a sale of substantially all the assets of the Corporation or a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected, then Mr. Van Nieuwenhuyse may elect to terminate his employment with the Corporation. If Mr. Van Nieuwenhuyse makes such an election, the Corporation is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual salary and to continue to pay life insurance premiums for a period of five years from the date of termination of employment.

               For the fiscal year ended November 30, 2002, Mr. Van Nieuwenhuyse was entitled to an annual salary of US $126,000 (Cdn$197,870).

               Pursuant to the employment contract, the Corporation is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in the amount of not less than three times Mr. Van Nieuwenhuyse's annual salary, to a maximum of $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. The Corporation is also required to pay the cost of disability insurance and medical coverage during the term of the contract, as well pay a school allowance in an amount not to exceed US$10,000 per year per child to reimburse Mr. Van Nieuwenhuyse for education costs incurred by his two sons.

               Under the terms of Mr. Van Nieuwenhuyse's employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Nieuwenhuyse remains employed with the Corporation. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse's employment with the Corporation is terminated for any reason.

Compensation of Directors

               Except as disclosed below, the Corporation has no arrangements pursuant to which directors are compensated by the Corporation or its subsidiaries for their services in their capacity as directors of the Corporation or for committee participation.

               The Corporation has a formalized stock option plan ("Plan") for the granting of incentive stock options to the officers, directors and employees of the Corporation. The purpose of granting options pursuant to the Plan is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

Compensation Committee

               The Compensation Committee consists of three directors, Messrs. Besuchet, McConnell and McFarland. Mr. McConnell formerly served in the position of Chief Executive Officer of the Corporation until his resignation on May 1, 1999. All members of the Compensation Committee are non-executive directors of the Corporation.

Report on Executive Compensation

               The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other mining companies. The Compensation Committee of the Board evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See “Statement of Corporate Governance Practices”.

Executive Compensation Policies and Programs

               In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

1	.	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;
2	.	to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mining companies; and
3	.	to align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan.

               Currently, the Company’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees of the Company, and long-term incentive in the form of stock options.

               Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants. An individual whose compensation is being determined abstains from voting on the matter.

               At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Company and the executive for such year. The assessment of whether the Company’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Company’s research and development projects, its efforts toward product commercialization, raising of capital, corporate alliances and similar achievements.

               Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Company, and take into account the stock options held by the individual.

               The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

               Presented by the Compensation Committee: Pierre Besuchet, Gerald McConnell and Cole McFarland.

Performance Graph

               The following graph depicts the cumulative total shareholder returns since November 30, 1997 assuming a $100 investment in the Common Shares on November 30, 1997, compared to an equal investment in TSX 300 shares.

Year	1997	1998	1999	2000	2001	2002
Value based on $100 invested in NovaGold	$ 100	$ 72	$ 36	$ 17	$ 207	$ 511
Value based on $100 invested in TSX 300	$ 100	$ 97	$ 115	$ 135	$ 114	$ 101

INDEBTEDNESS OF DIRECTORS AND OFFICERS

               The table below sets out the indebtedness of any directors, executive officers or senior officers of the Corporation and each of their associates. As of March 31, 2003, the aggregate indebtedness to the Corporation and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries was $117,000.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Period of December 1, 2001 to November 30, 2002 ($)	Amount Outstanding as at March 31, 2003 ($)
Rick Van Nieuwenhuyse	Corporation, Lender	$117,000(1)	$117,000

(1)
This amount represents a payment to Mr. Van Nieuwenhuyse in excess of his salary and bears no interest or maturity date, and is unsecured. The Corporation expects the amount to be repaid by April 30, 2003.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

               No insider of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of such insider or proposed nominee has had any material interest, direct or indirect, in any transaction entered into by the Corporation since December 1, 2001.

APPOINTMENT OF AUDITORS

               The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as Auditors of the Corporation. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as Auditors of the Corporation until the next annual meeting of the Shareholders of the Corporation, at a remuneration to be fixed by the Directors. It is intended that all proxies received will be voted in favour of the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation, at a remuneration to be fixed by the Directors, unless a proxy contains instructions to withhold the same from voting.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the Auditors of the Corporation.

PRIVATE PLACEMENTS

               The policies of The Toronto Stock Exchange provide that the aggregate number of Common Shares of the Corporation which may be subject to issuance pursuant to private placement transactions during any six-month period, may not exceed 25% of the number of Common Shares outstanding prior to giving effect to such transactions unless the approval of the Shareholders is obtained.

               The Shareholders of the Corporation will be asked to consider and, if deemed advisable, approve a resolution authorizing the Board of Directors at any time after May 28, 2003, and prior to May 28, 2004, as it considers in the best interests of the Corporation, to issue, by way of private placements, up to 40,000,000 Common Shares of the Corporation in accordance with the policies of The Toronto Stock Exchange. If the Board of Directors deems it advisable to issue Common Shares pursuant to the private placements, such Common Shares will be priced either at a price not lower than the closing market price of the Common Shares on The Toronto Stock Exchange on the trading day prior to the day on which The Toronto Stock Exchange is notified of the private placement, less the applicable discount as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

or based on such other pricing formula that is either required or acceptable to The Toronto Stock Exchange.

               The private placement transactions will be substantially arm's length transactions and none of the private placement transactions will be structured so as to potentially result in a change of control of the Corporation.

               Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve this resolution.

EMPLOYEE STOCK OPTION PLAN

The Plan

               On May 29, 1997, the Shareholders of the Corporation approved the adoption of a new employee stock option plan ("Plan"). The purpose of the Plan is to advance the interests of the Corporation and its affiliates by encouraging equity participation in the Corporation by directors, officers and employees of the Corporation and its affiliates and other persons or entities engaged to provide ongoing services to the Corporation or its affiliates.

               The Plan authorizes the Board of Directors of the Corporation (or a Committee of the Board of Directors if so authorized by the Board of Directors) ("Board") to grant options to acquire Common Shares in favour of directors, executive officers and employees of the Corporation and its affiliates or any person or entity engaged to provide ongoing services to the Corporation or an affiliate, subject to adjustment in the event of a subdivision or consolidation of such Common Shares, an amalgamation of the Corporation or other event affecting the Common Shares.

               The date of grant, the number of Common Shares, the vesting period and any other terms and conditions of options granted pursuant to the Plan, from time to time will be determined by the Board of the Corporation subject always to the express provisions of the Plan. The exercise price of any option will not be less than the closing price per Common Share on The Toronto Stock Exchange (or, if the Common Shares are no longer listed on The Toronto Stock Exchange, on such other exchange on which the Common Shares may be listed as determined by the Board) on the last business day preceding the date on which the option is granted by the Board.

               Options will be non-assignable and will be exercisable for a period of up to 10 years from the date the option is granted unless earlier terminated in the event of death or termination of employment or appointment, as the case may be. Unless otherwise determined by the Board, options become exercisable upon grant.

               The Board may, in their discretion, but subject to applicable law, authorize the Corporation to make loans to employees to assist them in exercising options. Terms and conditions of such loans will include interest at prevailing market rates, a term not in excess of one year, and security in favour of the Corporation represented by the number of optioned Common Shares which have been exercised or equivalent security which equals the loaned amount divided by the market price of the Common Shares on the date of exercise of the option, which security may be granted on a non-recourse basis.

Amendments to the Plan

               The Board has the right to amend, modify or terminate the Plan, in whole or in part, at any time when it deems advisable in the absolute discretion of the Board, subject to the approval of any material changes by The Toronto Stock Exchange or such other exchanges on which the Common Shares of the Corporation are traded. However, any amendment to the Plan which would materially increase the benefits under the Plan, materially modify the requirements as to eligibility for participation in the Plan or increase the maximum number of Common Shares that may be issued or reserved for issuance under the Plan will be effective only upon the approval of the Shareholders of the Corporation, the approval of any stock exchanges on which the Common Shares of the Corporation are then listed for trading, and, if required, the approval of any regulatory body having jurisdiction over the securities of the Corporation.

Common Shares Subject to the Plan – Reserved and Issued

               The number of Common Shares available for the Plan will be determined from time to time by the Board but the aggregate maximum number of Common Shares which the Corporation may issue or reserve for issuance under the Plan, as a whole, presently is not permitted to exceed 6,500,000 Common Shares. The aggregate number of Common Shares which the Corporation may at any time issue under the Plan to any one person will not exceed 5% of the issued and outstanding Common Shares of the Corporation, from time to time.

               As of March 31, 2003, the Corporation had stock options outstanding which are exercisable to acquire, in the aggregate, 3,295,000 Common Shares. In addition, previously granted stock options have been exercised from time to time for the issuance of an aggregate of 2,930,500 Common Shares. Given the maximum number of Common Shares reserved for issuance under the Plan is 6,500,000 Common Shares, there remains 274,500 stock options available for granting under the Plan.

Resolution for Shareholder Approval

               The Shareholders of the Corporation will be asked to consider and, if deemed advisable, to approve a resolution:

1.
To reconstitute the Plan such that the aggregate maximum number of Common Shares which the Corporation may issue or reserve for issuance under the Plan, as a whole, shall no longer include the 2,930,500 Common Shares issued upon the exercise of previously granted stock options; and

2.	To increase the aggregate maximum number of Common Shares which the Corporation may issue or reserve for issuance under the Plan, as a whole, by 2,930,500 Common Shares,

whereby the effect of such reconstitution and increase will result in:

1.	paragraph 4.1 of the Plan continuing to provide that up to 6,500,000 Common Shares may be reserved for issuance under the Plan; and

2.	the ability of the Corporation to grant, from time to time, an aggregate of 3,205,000 stock options under the Plan.

               Under the Plan it is possible that Directors and senior officers and other insiders of the Corporation (as defined in the Securities Act (Ontario)) and associates of such persons ("Insiders") may receive in the aggregate options to purchase Common Shares which may exceed 10% of the outstanding Common Shares of the Corporation. As a result, in accordance with the requirements of The Toronto Stock Exchange, the affirmative vote of greater than 50% of the votes cast by Shareholders present in person or by proxy, who are not Insiders eligible to participate in the Plan will be required in order to approve the amendment. Based on information provided to the Corporation, it is estimated that the votes attaching to 1,823,957 Common Shares will be excluded for the purposes of determining whether the required level of approval has been obtained.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

               Under the policies of The Toronto Stock Exchange all companies incorporated in Canada or a province of Canada are required to disclose on an annual basis their approach to corporate governance with specific reference to the guidelines ("TSX Guidelines") set out in The Toronto Stock Exchange Company Manual.

               With reference to the TSX Guidelines and as a general comment, the Corporation is a relatively junior issuer and as such it is the position of Management and the Board of Directors of the Corporation that a number of the TSX Guidelines are not appropriate for the Corporation given its present size.

               The Board of Directors of the Corporation, in accordance with the TSX Guidelines, is comprised of a majority of unrelated directors. An unrelated director is defined to be a director who is independent of management and is free from any interest and any business or other relationship which could, or could be reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

               The Board of Directors of the Corporation has the mandate to oversee the management and operations of the Corporation and to direct the affairs of the Corporation. Notwithstanding that the TSX Guidelines provide that the Chairman of the Board be separate from Management, which is presently not the case for the Corporation, it is the position of the Board of Directors of the Corporation that the Board functions adequately independent of Management and is able to objectively oversee the operations of Management.

               Approval of the Board as a whole is required before any significant decision affecting the Corporation can be entered into. This includes the issuance of any new securities, the acquisition or disposition of any material assets, the employing or terminating of any key employees and the undertaking of any significant capital expenditures or other material expenditures on behalf of the Corporation.

               There are three standing Committees of the Board; the Audit and Corporate Governance Committee, the Compensation Committee and the Technical Committee. In addition the Board from time to time establishes ad hoc committees to address special business issues.

               The Audit and Corporate Governance Committee of the Corporation presently consists of two directors, Messrs. Brack and Nauman, and is responsible for reviewing the Annual Report, the consolidated financial statements and the management information circular, and for recommending this material to the Board of Directors for approval. This Committee is also responsible for ensuring that appropriate internal controls are in place and also oversees the external audit of the Corporation's accounts.

               The Compensation Committee consists of three directors, Messrs. Besuchet, McConnell and McFarland. The mandate of this committee is disclosed in the section titled Compensation of Named Executive Officers.

                With respect to the specific TSX Guidelines, it is the position of Management and the Board of Directors that the Corporation is in compliance, with the following exceptions:

1.
Notwithstanding the suggested TSX Guidelines, the Company does not have a committee of independent (i.e. non-management) directors with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis. Rather, it is open to any one director to propose new nominees to the Board for consideration by the Board as a whole. Further, given the relatively small size of the Board of Directors of the Corporation it is felt unnecessary to carry out ongoing assessments of the directors.

2.
The TSX Guidelines contemplate that a Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, committees of the Board and the contribution of individual directors. Again, given the relatively small size of the Board of Directors of the Corporation, such assessment is felt to be unnecessary.

3.
The TSX Guidelines contemplate that a corporation should provide an orientation and education program for new recruits to the Board however; given the size and relative stability of the Board of the Corporation no such formal program is felt to be necessary. The Corporation does however ensure that all new directors receive a complete package outlining the securities law obligations and restrictions on Board members and the Corporation.

4.
The Guidelines suggest that the audit committee of a Board of Directors should be composed only of outside directors. The Audit and Corporate Governance Committee of the Corporation presently consists of two directors, Messrs. Brack and Nauman both of which are independent of Management.

               The TSX Guidelines require disclosure of the measures the Corporation has in place for receiving shareholder feedback and dealing with shareholder concerns. In order to ensure adequate communication between the Corporation and its shareholders, the Corporation regularly issues news releases on the corporate activities, it maintains a comprehensive website which is updated on a regular basis and it has a full-time employee who is responsible for receiving shareholder calls and ensuring that any shareholder concerns are placed before Management for their consideration.

               The Board of Directors recognizes that the Corporation's existing corporate governance practices do not fully comply with certain of the TSX Guidelines. The Board of Directors is committed to complying in all respects with the TSX Guidelines as the Corporation grows in size and when the guidelines become appropriate for the Corporation to adopt.

GENERAL

               There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Circular is issued which are not disclosed in this Circular.

CERTIFICATE

               The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management information Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS, this 14th day of April, 2003.

Rick Van Nieuwenhuyse,
President and Chief Executive Officer